

June 28, 2013

Via Facsimile
Ms. Lihua Wang, Chief Financial Officer
NF Energy Saving Corporation
Room 3106, Block C, 390 Qingnian Avenue
Heping District
Shenyang, P.R. China 110002

      Re: NF Energy Saving Corporation
               Form 10-K for the year ended December 31, 2012
               Filed March 29, 2013
               File No. 1-34890

Dear Ms. Wang:

We have reviewed your response to our letter dated June 11, 2013 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2012

Condensed Consolidated Statements of Cash Flows, page F-5

Based on your response to prior comment three of our letter dated June 11, 2013, it appears to us that your current presentation of cash flows related to the settlement of accounts payable through bank demand notes essentially results in operating cash flows being improved by the establishment of accounts payables but then subsequently reflects the related payment of such accounts payable in financing cash flows. Please explain to us how and why you believe your current presentation complies with ASC 230-10-45-17. Also, please tell us the impact of including the payment of bank demand notes related to accounts payable in financing cash flows during each period presented and during each subsequent interim period for which you filed a Form 10-Q.

Ms. Lihua Wang
NF Energy Saving Corporation
June 28, 2013
Page 2

You may contact Mindy Hooker at (202) 551-3732, Anne McConnell at (202) 551-3709 or me at (202) 551-3768 with any questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief